________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              dated August 9, 2004


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                                  Jasmine Court
                                Friars Hill Road
                               St. Johns, Antigua
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

WE MAKE CERTAIN FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A SAFE HARBOUR FOR FORWARD-LOOKING STATEMENTS. TO COMPLY WITH THE TERMS OF THE SAFE HARBOUR, WE NOTE THAT A VARIETY OF FACTORS COULD CAUSE OUR ACTUAL RESULTS AND EXPERIENCE TO DIFFER SUBSTANTIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN OUR FORWARD-LOOKING STATEMENTS. WHEN WORDS AND EXPRESSIONS SUCH AS: "BELIEVES," "EXPECTS," "ANTICIPATES," "ESTIMATES," "PLANS," "INTENDS," "OBJECTIVES," "GOALS," "AIMS," "PROJECTS," "FORECASTS," "POSSIBLE," "SEEKS," "MAY," "COULD," "SHOULD," "MIGHT," "LIKELY," "ENABLE" OR SIMILAR WORDS OR EXPRESSIONS ARE USED IN THIS DOCUMENT, AS WELL AS STATEMENTS CONTAINING PHRASES SUCH AS "IN OUR VIEW," "THERE CAN BE NO ASSURANCE," "ALTHOUGH NO ASSURANCE CAN BE GIVEN" OR "THERE IS NO WAY TO ANTICIPATE WITH CERTAINTY," FORWARD-LOOKING STATEMENTS ARE BEING MADE. THESE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE OF THIS DOCUMENT.

THE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISK AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES MAY AFFECT THE OPERATION, PERFORMANCE, DEVELOPMENT AND RESULTS OF OUR BUSINESS AND COULD CAUSE FUTURE OUTCOMES TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OUR FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON OUR CURRENT BELIEFS AS TO THE OUTCOME AND TIMING OF FUTURE EVENTS, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN THE FORWARD LOOKING STATEMENTS. FURTHER, SOME FORWARD-LOOKING STATEMENTS ARE BASED UPON ASSUMPTIONS OF FUTURE EVENTS WHICH MAY NOT PROVE TO BE ACCURATE. THE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, THE RISKS AND UNCERTAINTIES REFERRED TO IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING OUR MOST RECENT FORM 20-F.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF FUTURE DEVELOPMENTS, EVENTS AND CONDITIONS OUTSIDE OF OUR CONTROL. NEW RISK FACTORS EMERGE FROM TIME TO TIME AND IT IS NOT POSSIBLE FOR US TO PREDICT ALL SUCH RISK FACTORS, NOR CAN WE ASSESS THE IMPACT OF ALL SUCH RISK FACTORS ON OUR BUSINESS OR THE EXTENT TO WHICH ANY FACTOR, OR COMBINATION OF FACTORS, MAY CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THOSE FORECAST IN ANY FORWARD-LOOKING STATEMENTS. GIVEN THESE RISKS AND UNCERTAINTIES, INVESTORS SHOULD NOT OVERLY RELY OR ATTACH UNDUE WEIGHT TO OUR FORWARD-LOOKING STATEMENTS AS AN INDICATION OF OUR ACTUAL FUTURE RESULTS.

EXPLANATORY NOTE: This Form 6-K is being filed to disclose a change in World Gaming plc's (the "Company" or "World Gaming") relationship with its major customer Sportingbet Plc ("Sportingbet").

INTRODUCTION

World Gaming is incorporated in England and Wales and carries on business as an Internet gaming software and related services provider.

World Gaming licenses Internet gaming software to third party licensees enabling their customers to play casino games, place sports and horse wagers and enjoy other gaming services over the Internet (the "Gaming Software"). World Gaming earns royalties on the revenue licensees generate from the use of the Gaming Software.

The Gaming Software is owned by a Starnet Systems International Inc. ("SSII") a subsidiary of World Gaming, which licenses the Gaming Software to third parties. SSII is incorporated and carries on business in Antigua. SSII also carries out all hosting activities on behalf of its licensees. SSII owns equipment and maintains systems in Antigua that host all data that is processed on the Gaming Software in accordance with its licensees gaming licenses.

The Gaming Software was developed, and continues to be further developed, by Inphinity Interactive Inc. ("Inphinity"), a subsidiary of World Gaming, for the benefit of SSII. Inphinity is incorporated and carries on business in British Columbia, Canada. Inphinity has employees and owns certain computer and related equipment that are required for the purpose of developing the software (the "Ancillary Assets").

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World Gaming's largest licensee is Sportingbet. Sportingbet is incorporated in
England. In the financial year 1 January to 31 December 2003, approximately 80% of World Gaming's royalty revenues were generated from Sportingbet. Sportingbet currently owns 29.5% of the outstanding equity of World Gaming ("SB Shares"). Sportingbet, through a wholly owned subsidiary, also holds a convertible loan for U.S. $900,000 under an instrument dated 4 April 2003 (the "Convertible Loan"). Pursuant to this Convertible Loan, Sportingbet has an option to purchase a further 14% equity interest in World Gaming at twelve cents per ordinary share. Upon conversion of the Convertible Loan, Sportingbet would own approximately 39.2% of the equity in World Gaming.

Upon 45 days notice prior to the annual contract anniversary each March, Sportingbet may terminate the existing licence agreement with SSII. While no actual termination notice has been given and Sportingbet has agreed in principle to an extension of the licence agreement to March 2006, Sportingbet has indicated that it will not be renewing its licence agreement with SSII thereafter. Sportingbet has provided the Board of World Gaming with the following reasons as to why it would not renew the licence:

(a) Sportingbet's own in-house platform could service its business on a more economic basis;

(b) Sportingbet requires a greater degree of security over the software being used;

(c) Sportingbet requires a greater degree of influence over the future development of the software.

Furthermore, since the existing licence agreement does not require Sportingbet to use World Gaming's software for all of Sportingbet's U.S. facing markets, there can be no guarantee that, even if Sportingbet did renew the licence World Gaming would generate sufficient revenues to continue as a going concern. If Sportingbet did not renew the licence, the loss of revenue would have serious cash flow implications for World Gaming and would also threaten its ability to continue as a going concern.

In April 2004, Sportingbet advised World Gaming and announced publicly that it was reviewing its options with respect to continuing to use World Gaming's Gaming Software on any or all of its brands. In addition, Sportingbet indicated that it might begin to sell its shares in World Gaming. The Board of Directors of World Gaming explored several alternative arrangements before proceeding with the transaction to be proposed to shareholders for approval, as set out below.

SUMMARY OF PROPOSED TRANSACTION

World Gaming has signed an agreement with Sportingbet which is conditional upon approval by a majority of World Gaming shareholders voting at the Annual General Meeting ("AGM"). The framework and other main proposals of the transaction comprise the following:

A.       JOINT PARTNERSHIP FOR GAMING SOFTWARE

1. A wholly owned Sportingbet group company ("IOE") will purchase a 50% interest in the Gaming Software from SSII. Both SSII and IOE will each contribute their 50% ownership of the Gaming Software to a newly formed limited liability partnership that will be incorporated in the Cayman Islands (the "Joint Partnership"). World Gaming and Sportingbet (through their respective affiliates) will be equal partners in the Joint Partnership and accordingly will jointly own the Gaming Software. World Gaming will be required to give warranties on the ownership and sufficiency of the Gaming Software.

2. The Joint Partnership will grant each of World Gaming and Sportingbet a perpetual royalty-free master licence to use the Gaming Software. World Gaming will have the right to continue to sub-license the Gaming Software to any third party whatsoever. Sportingbet may only use the Gaming Software royalty free for its existing licensees and for the benefit of members of its group. World Gaming and Sportingbet will only make payments in the following situations:

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         (i)      Sportingbet will pay 5% of licensee's net win to World Gaming for any new white-label marketing partner taken on after completion of this transaction (where "net win" is the difference between amount wagered (bet placed) by a customer of a licensee and the amount back to (won by) that customer);

         (ii) World Gaming will pay 5% of licensee's net win to Sportingbet if it acquires a controlling interest in a competitor of Sportingbet or enters into a transaction with a competitor which requires World Gaming or the competitor to consolidate any or all of each others revenues;

         (iii) World Gaming will pay 5% of relevant websites' net win if it owns and operates its own gaming website;

         (iv) Where such a payment is payable, these will continue for the duration of the Joint Partnership and for a period of three years from the date of its termination.

B.       NEWLY INCORPORATED COMPANY FOR DEVELOPMENT FUNCTION

3. Inphinity will move its development, maintenance and second level support functions, including all of the Ancillary Assets to a newly formed limited liability company that will be incorporated in British Columbia, Canada ("NewCan"). NewCan, which will be owned by Sportingbet, will offer to take on all employees of Inphinity who presently carry out the above functions.

4. NewCan will report directly to the Joint Partnership. The Joint Partnership will be equally controlled by World Gaming and Sportingbet.

5. NewCan's purpose will be to continue developing and maintaining the Gaming Software in accordance with a plan agreed between World Gaming and Sportingbet (the "Development Plan"). The Development Plan will be agreed at the commencement of the transaction and will be subject to review by World Gaming and Sportingbet on a quarterly basis. Sportingbet and World Gaming shall directly share in the objectives of the Development Plan on a 70/30 basis, respectively. World Gaming may purchase additional development time should the need arise. Given the nature of each business, it is expected that such objectives will often be entirely congruent.

6. Sportingbet has agreed to fully fund the operating costs of NewCan. Sportingbet has committed to spend at least U.S. $4.5 million per year on the operational and development costs of NewCan in the first 3 years and a minimum of U.S. $2.5 million in the fourth year. In addition to this, NewCan will also provide second level support services to World Gaming in the ordinary course of its business. Sportingbet has indicated that it may, although it is not required to, invest additional sums into development over and above this minimum commitment.

7. In accordance with its obligations described in the preceding paragraph, Sportingbet will have day-to-day control over NewCan. Such control will be predominately carried out through the jointly elected Chief Technology Officer. NewCan will enter into a Development Services Agreement to which World Gaming will be a party to ensure that NewCan operates according to the Development Plan.

C.       CONSIDERATION AND ANCILLARY ARRANGEMENTS

8. The consideration for the Gaming Software (the "Sale Consideration") is in total U.S. $13.3 million value which will comprise:

         (a)      U.S. $10 million of which:

                  (i) U.S. $3 million cash is payable on completion of the transaction;

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                  (ii)     at least U.S. $3 million cash on or before 1 March
                           2005; and

                  (iii) U.S. $4 million cash to be paid in installments on or before 1 November 2005;

         (b)      Additional consideration of U.S. $3.3 million as value for:

                  (i) the 13.6 million shares in World Gaming owned by Sportingbet (29.5% of World Gaming's equity) having restrictions attached to them by ordinary resolution of the Company with the effect that such shares will have no dividend, voting, participation or other rights; and

                  (ii) the cancellation of the convertible loan note and the options thereunder and to otherwise release World Gaming from all obligations under this instrument.

9. The full payment of the $10 million will be secured by a partnership pledge over Sportingbet's partnership interest in the Joint Partnership. This arrangement is to permit World Gaming to acquire exclusive access to the Gaming Software and development thereof in the event of a payment default by Sportingbet.

10. As part of the transaction NewCan will acquire the Ancillary Assets and assume various employer obligations related to the Inphinity employees.

11.      The parties will also enter into the following ancillary arrangements:

         (a)      Information Technology Services

                  World Gaming will provide certain U.S. facing hosting services to Sportingbet on an exclusive basis for the life of the proposed transaction. Such services will be charged on the basis of actual cost plus a 10% margin.

         (b)      Sportingbet Ancillary Services

                  Sportingbet or its affiliates will continue to provide certain customer and transaction processing services to World Gaming's existing and future licensees on agreed terms that do not materially differ from those already offered.

         (c)      European Marketing

                  Sportingbet will provide World Gaming, through a joint marketing arrangement, with access to Sportingbet's in-house technology to allow World Gaming to market a European Gaming solution for the benefit of existing and future licensees.

The combination of services described in the above ancillary arrangements above effectively enables existing licensees and future licensees to access a turn-key gaming operation from World Gaming should they require such services.

D.       TERMINATION OF THE JOINT PARTNERSHIP AND NEWCAN

12. Sportingbet may not terminate the Joint Partnership and NewCan for the first 3 years from completion of the transaction. Thereafter, Sportingbet may terminate upon 12 months notice to World Gaming. However, Sportingbet may terminate at any time if certain events of default occur, such as material breach by World Gaming or a material change in control of World Gaming.

13. World Gaming may terminate the Joint Partnership and the arrangements with NewCan at any time upon 3 months notice to Sportingbet, or upon the occurrence of certain events of default.

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14.      Upon termination:

         (a) Sportingbet is required to make a further payment to World Gaming of U.S. $3 million (if World Gaming voluntarily terminates and then sells the Gaming Software within 2 years, this additional payment to be reduced by the consideration received by World Gaming, up to a maximum of U.S. $3 million);

         (b) The Gaming Software (as updated and improved) will be jointly owned by Sportingbet and World Gaming (or their respective affiliates), and both parties will have an unrestricted right to use, sub-licence and assign their interest in the software. Neither party will have the rights to any further improvements or developments made by the other party.

RECOMMMENDATION TO SHAREHOLDERS

At the Annual General Meeting ("AGM") shareholders will be asked to vote on the transaction as discussed in this document.

The Board of Directors of World Gaming (or the "Company") will unanimously recommend this transaction to World Gaming shareholders. In forming this recommendation, the board considered the likely alternatives should Sportingbet commence removing any or all of its brands from the World Gaming platform, the Internet gaming market as a whole and the Company's position in that market and what the most valuable course of action would be for Shareholders. In addition, the Board has received a written opinion dated 6 August 2004, from Houlihan Lokey Howard & Zukin Financial Advisors Inc. ("HLHZ") that, as of the date of the opinion, the transaction, taken as a whole, is fair, from a financial point of view, to the existing shareholders of World Gaming other than Sportingbet (subject to final accounting and legal confirmation).

The key benefits of the transaction for World Gaming include:

         i.       Significantly lower cost base than that of our competitors;

         ii.      Cash injection of U.S. $10m over 18 months;

         iii.     Sportingbet relinquishes controlling interest in World Gaming;

         iv.      Cancellation of remaining World Gaming debt;

         v.       Expected continuation of profitability;

         vi. Improved products and stability for existing World Gaming licensees;

         vii. Addition of European software platform to World Gaming's product suite;

         viii. Continuation of market leading gaming operator utilizing the World Gaming software platform.

The entire existing holding of Sportingbet in World Gaming (29.5% of World Gaming's equity) will have restrictions attached to them by ordinary resolution of the Company with the effect that will have no dividend, voting, participation or other rights. These shares will also be subject to an irrevocable right of World Gaming to buy-back the shares at a later date. This method has been adopted at this time instead of a share buy-back as World Gaming is unable to buy back shares under the UK Companies Act 1985 as it has insufficient retained earnings.

STRATEGIC OVERVIEW OF WORLD GAMING

The benefits described above have had a significant influence over World Gaming's future strategic direction. World Gaming's revised business plan will focus on four key strategies:

         1. Actively engage in marketing to seek new licensees for its existing software platform together with exploration of the European market.

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         2.       Deliver a robust, industry leading software platform to
                  existing and future licensees with the key advantages of:

                  i.       Significantly lower cost base than our competitors;

                  ii. Access to both leading US and European software solutions with access to all development and enhancements utilized in the Sportingbet Group in addition to the flexibility to add other unique enhancements as required;

                  iii. Access to market leading customer service and transaction processing should licensees require these services.

         3. Actively participate in management of the Joint Partnership ensuring that development objectives meet with its requirements.

         4. Seek new markets for investment and potential listing opportunities to maximize shareholder value.

The Board of World Gaming is actively considering certain other business opportunities which are synergistic with the licensing business described above.

World Gaming has engaged industry consultants to provide analysis on the Internet gaming industry examining where opportunities exist. In this regard World Gaming plans to hire a sales and marketing team to exploit these opportunities.

A full update of World Gaming's strategy and the measures under which it will review the successful implementation of such strategy are expected to be provided to shareholders at World Gaming's AGM.


ANNUAL GENERAL MEETING

The final date for the AGM will be announced to Shareholders by early September, 2004. Shareholders will receive relevant circulars, proxies and other information in the coming weeks.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    August 9, 2004

                                        WORLD GAMING PLC



                                        By:      /s/ David James Naismith
                                                 ------------------------

                                        Name:    David James Naismith
                                                 ------------------------

                                        Title:   CFO
                                                 ------------------------

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